Board Resolution to Convene Extraordinary Shareholders’ Meeting of each of Shinhan Bank, Chohung Bank and Shinhan Card

On November 28, 2005, the board of directors of each of Shinhan Bank, Chohung Bank and Shinhan Card resolved to convene an extraordinary meeting of shareholders for each of these companies as follows:

<Shinhan Bank>

1.	Date and Time: February 15, 2006, 10:00 A.M. (Seoul time)

2.	Venue: Conference Room, 6th floor at Shinhan Bank

120, 2-Ga, Taepyung-ro, Jung-gu, Seoul, Korea

3.	Agenda: Approval of a merger agreement of Shinhan Bank and Chohung Bank

<Chohung Bank>

1.	Date and Time: February 15, 2006, 11:00 A.M. (Seoul time)

2.	Venue: Board Meeting Room, 8th floor at Chohung Bank

14, 1-Ga, Namdaemun-ro, Jung-gu, Seoul, Korea

3.	Agenda:

(i)	Approval of an agreement for spin-off of the credit card business of Chohung Bank and its merger into Shinhan Card; and

(ii)	Approval of a merger agreement of Shinhan Bank and Chohung Bank

<Shinhan Card>

1.	Date and Time: February 15, 2006, 10:30 A.M. (Seoul time)

2.	Venue: Board Meeting Room, 14th floor at Shinhan Card

120, 2-Ga, Taepyung-ro, Jung-gu, Seoul, Korea

3.	Agenda: Approval of a merger agreement of Shinhan Card and the credit card business of Chohung Bank